COMPASS GROUP DIVERSIFIED HOLDINGS LLC
Sixty One Wilton Road
Second Floor
Westport, Connecticut 06880
(203) 221-1703

August 23, 2016
VIA EDGAR

Andrew Mew
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34927

Compass Group Diversified Holdings LLC
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34926

Dear Mr. Mew,
On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 10, 2016 relating to the above-captioned Form 10-K for the Year Ended December 31, 2015 filed with the Commission on February 29, 2016 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of Holdings and the Company only.

Form 10-K for the year ending December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Our Businesses, page 86

1.
Please expand your disclosure to quantify how much of the increase or decrease in revenue at the consolidated and segment level are due to volume of products or services provided and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company respectfully informs the Staff that the increase in net sales at the Company’s businesses for the year ended December 31, 2015 of approximately $23.9 million, or less than 3% of the Company’s consolidated net revenues for the same period (not including the additional net sales of approximately $227.6 million included as a result of the acquisitions of Clean Earth, Sterno Products and Manitoba Harvest), was not material to the Company. The Company believes that such approach to its disclosure is consistent with SEC Release No. 33-8350, which provides in part that companies “should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information.” See SEC Release No. 33-8350 Part III.B.2. Therefore, pursuant to Item 303(a)(3) of Regulation S-K and consistent with SEC Release No. 33-8350 an expansion of the Company’s disclosures to quantify how much of the increase or decrease in revenue at the consolidated and segment level are due to volume of product or services provided, and/or average price is not required to be provided.
In the event, however, there is a material increase in net sales at any one or more of the Company’s businesses in future periods that is material to the Company, the Company confirms that it will provide the information required pursuant to Item 303(a)(3) of Regulation S-K.

2.
Please quantify the impact of factors disclosed as materially impacting costs of sales and gross profit for each period presented at the segment level. For example, in the Liberty Safe segment, gross profit increased by 14.7% compared to 2014, which you state is attributable to favorable cost variances as a result of improved manufacturing efficiencies due to greater volume output and favorable material costs, and discounted sales process for import safes sold in 2014 that negatively impacted gross margins. Where material, please quantify the impact of these individual factors. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company respectfully informs the Staff that while a factor disclosed as impacting cost of sales and gross profit for each period presented for each of the Company’s businesses (segments) may have been material to the applicable business (segment), none of such factors, either individually or in the aggregate, had a material impact on the Company’s consolidated costs of sales and gross profit for each period presented. The Company believes that such approach to its disclosure is consistent with SEC Release No. 33-8350, which provides in part that companies “should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information.” See SEC Release No. 33-8350 Part III.B.2. Therefore, pursuant to Item 303(a)(3) of Regulation S-K and consistent with SEC Release No. 33-8350 a quantification of the impact that factors disclosed as materially impacting cost of sales and gross profit for each period presented at the business (segment) level is not required.
In the event, however, there are factors at any one or more of its businesses (segments) that materially impact the Company’s consolidated cost of sales and gross profit for each period presented in future filings, the Company confirms it will quantify the impact of such factors in accordance with Item 303(a)(3) of Regulation S-K.

3.
We note that for certain segments, such as Manitoba Harvest and Clean Earth that were acquired recently, you present the results of operations on a pro forma basis for purposes of your MD&A discussion. Please tell us, and revise to disclose how you determined amounts presented for periods prior to the acquisition. For example, your disclosure on page 91 shows revenue of $40.5 million for Manitoba Harvest for the year ended December 31, 2015 but your disclosure in Note F to the the financial statements reflects that $8.7 million of revenue from Manitoba Harvest is included in the income statement for the year ended December 31, 2015. Please revise to explain how the difference was calculated and determined.

In response to the Staff's comment, the Company respectfully informs the Staff that the operations of each of the Company’s businesses (operating segments) are included in the consolidated operating results as of their date of acquisition in the Company’s Consolidated Statements of Operations, Comprehensive Income, Cash Flows and related footnote disclosure in Item 8 of the Company’s Form 10-K. In Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company presents comparative historical results of operations for each of our businesses on a stand-alone basis which include relevant pro-forma adjustments for periods prior to acquisition date. Further, we describe the pro-forma adjustments impacting relevant periods. With respect to Manitoba Harvest, the amount included in net sales in the consolidated results of operations for the year ended December 31, 2015 is $17.4 million (page F-28) from acquisition date (July 10, 2015) through December 31, 2015. The amount included in revenue in 2015 within the Company’s MD&A (page 91) of $40.6 million, reflects revenue from January 1, 2015 through December 31, 2015 and therefore includes results of operations prior to our ownership. The Company obtains these results of operations prior to our ownership from historical financial records of the acquired business for purposes of this pro-forma presentation. The Company believes that presenting pro-forma comparative results in the MD&A provides the reader with a more complete picture of the results of the acquired business.

Liquidity and Capital Resources, page 101

4.
We note your disclosure on p. 106 that the gains and losses incurred at the Company which is an LLC, are not tax deductible at the corporate level as those costs are passed to shareholders and that your 2015 effective tax rate is therefore increased as a result of the gain on sale of businesses. Please tell us which reconciling items were impacted by the gain on sale of businesses in 2015. In this regard, we note you had a significant increase in the line item titled "Expenses of Compass Diversified Holdings, LLC representing a pass through to shareholders." Please expand your disclosure to explain the nature of the reconciling item, including whether or not it is related to the gain on sale of businesses. In addition, please expand your disclosure to discuss all material factors impacting your effective tax rate for the periods presented including whether any of these factors impacting the effective tax rate are expected to have continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.

In response to the Staff's comment, Compass Diversified Holdings and Compass Group Diversified Holdings LLC (the “Company”), are classified as partnerships for U.S. Federal income tax purposes and are not subject to income taxes. Each of the Company’s majority owned subsidiaries are subject to Federal and state income taxes. The Company is a Delaware limited liability corporation and therefore profits and losses that are incurred at the Company, net of gains or losses on the disposition of businesses which are included in discontinued operations in the consolidated results of operations, are not tax deductible at the corporate level as these costs are passed through to shareholders. As a result, the tax effect of the loss at the Company is a reconciling item between the United States Federal Statutory rate of 35% and the Company's effective tax rate. The reconciling item on the line item "Expenses of Compass Group Diversified Holdings LLC representing a pass through to shareholders" is calculated by determining the net LLC profit or loss, comprised of corporate operating expenses, management fees, interest expense, interest income and dividend income, multiplied by the 35% statutory rate, and dividing this amount by income from continuing operations before income taxes. While the amount of expenses at the LLC do not fluctuate substantially from year to year, the amount of consolidated pre-tax income can have significant fluctuations, resulting in significant variances in this line item in the rate reconciliation table. The Company’s rate reconciliation table breaks out all reconciling items that are greater than 5% of the effective income tax rate which we believe provides in table format the disclosure of the material factors affecting the Company’s effective tax rate. The gain on sale of business is not included as a reconciling item in the rate reconciliation because the reconciliation is based on income from continuing operations before income taxes, while the gain on sale of businesses is included in discontinued operations. We will clarify the disclosure related to the 2015 effective tax rate in future filings to address the inconsistency in the determination of the LLC expenses.

Statement of Cash Flows, page F-8

5.
We note that on the statement of cash flows for the year ended December 31, 2015, the net cash provided by investing activities - continuing operations appears to include the cash received for the sale of CamelBak and American Furniture, both of which are presented as discontinued operations. Please revise to present this amount as net cash provided by investing activities - discontinued operations.

In response to the Staff's comment, the Company was formed to acquire and actively manage a group of small and middle market companies. From time to time the Company opportunistically divests businesses when attractive opportunities arise that outweigh future growth and value that the Company believes it will be able to bring such businesses consistent with its long-term strategy. During the year ended December 31, 2015, the Company sold its majority owned subsidiaries CamelBak Products, LLC ("CamelBak") and American Furniture Manufacturing, Inc. ("American Furniture") and recorded a gain on sale of $149.8 million in the Consolidated Statement of Operations. The Company recorded the proceeds of $385.5 million from the sale of these two subsidiaries as "Proceeds from sale of businesses" in the Investing section from continuing operations in the consolidated statement of cash flows. The Company believes that its investors expect that from time-to-time the Company will opportunistically divest certain subsidiaries when the Company believes that doing so will increase shareholder value to a greater extent than through the Company’s continued ownership of such business, and re-invest the money received by acquiring additional businesses. The Company has consistently deployed proceeds from the sale of our businesses in this manner and believe that this represents standard operations of the Company. Therefore, the Company considers proceeds received from the sale of our businesses to be more appropriately classified within investing activities from continuing operations, rather than investing activities from discontinued operations.

In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find our response to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Ryan J. Faulkingham at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ Ryan J. Faulkingham____________
Ryan J. Faulkingham
Chief Financial Officer

cc:	Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
Mr. Toby D. Merchant, Squire Patton Boggs (US) LLP